centrica

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To:	Office of International Corporation Finance, SEC	**Date:**	26 June, 2002
At:	001 202 942 96 24		k Exchange Announcement
From:	Barbara Child	... pages (incl. this one)	2

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Please find following a Stock Exchange Announcement recently released.

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Barbara Child

dlw 6/26

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

26 June, 2002

Centrica swaps UK offshore assets to secure uncontracted gas

Centrica plc has today announced that its subsidiary Centrica Resources Limited has reached agreement with subsidiaries of the Eni Group to acquire a package of producing and development stage offshore gas assets in the Central North Sea in exchange for its non-core interests in the Liverpool Bay Fields. Centrica will also receive a balancing cash payment. In total, Centrica will acquire around 700 million therms of uncontracted gas production and build on its interest in the Armada field.

The value of the respective interests and cash to be acquired by both parties is approximately £85 million, with the balancing cash payment to be received by Centrica representing approximately half of this value.

Under the agreement, Centrica is to acquire Agip's 5.58 per cent interest in the Armada field (by volume, the sixth largest producing UK gas field in 2001) and Lasmo's 4.5 per cent working interest in the Goldeneye development (in volume, one of the most significant near-term UK gas fields). In addition, Centrica is to acquire Agip's interests in the "R Block" (Renee (17.26 per cent), Rubie (4.78 per cent)) together with Block 21/2 which contains the undeveloped Glenn oil and gas discoveries. The Shell-led Goldeneye development has been approved by the DTI and, whilst there are no remaining well obligations in respect of the other Licences, Centrica will look at further development opportunities, in conjunction with partners.

In exchange, Agip will acquire Centrica's 8.9 per cent share of the Liverpool Bay Development in the East Irish Sea. Acquired by Centrica at the time of its purchase of upstream gas and oil company PowerGen North Sea Limited in October 1998, gas production from Liverpool Bay is contracted to PowerGen.

Overall, it is estimated that the assets involved in this transaction contain net recoverable reserves of 1.4 billion therms of gas and 11 million barrels of oil.

Jake Ulrich, Managing Director of Centrica's Energy Management Group, said: "This asset swap is in keeping with our upstream assets strategy, exchanging oil and contracted gas production acquired through an earlier acquisition for predominantly gas producing assets which are uncontracted and better suit our portfolio requirements."

On disposal of its interest in the Liverpool Bay Fields, Centrica will book a small loss.

Centrica already has a 6.97 per cent interest in the Armada field, acquired from Innogy plc in 2001. The ENI Group already has a 45.0 per cent interest in the Liverpool Bay Development.

Enquiries:

Centrica Media Relations: 01753 494085
Centrica Investor Relations: 01753 494900